FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______      Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Intercepts 27.5 g/t Au Over 7m & 8.69 g/t Au Over 12m at K2, Extends High-grade to Surface

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 31, 2024--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 29 diamond drill holes that were completed as part of a drill program designed to expand on the recently discovered K2 Zone (May 10, 2023) located 725m north of Lotto and 2.2km north of Keats West on the west side of the highly prospective Appleton Fault Zone (“AFZ”). New Found’s district-scale Queensway Project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

K2 Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1630[1]	58.20	66.10	7.90	4.92	K2
Including	58.20	58.55	0.35	26.50
Including	58.90	59.70	0.80	22.10
And	129.75	153.20	23.45	1.82
NFGC-23-1633[1]	24.55	31.35	6.80	2.91	K2
Including	30.00	30.65	0.65	14.75
NFGC-23-1658[1]	43.35	51.00	7.65	4.16	K2
Including	45.00	45.50	0.50	19.90
And	71.60	74.05	2.45	2.90
NFGC-23-1667[2]	162.90	173.60	10.70	1.65	K2
NFGC-23-1669[1]	75.30	93.15	17.85	2.08	K2
Including	79.45	80.00	0.55	41.70
And[2]	163.40	173.00	9.60	2.49
Including	168.80	169.40	0.60	11.35
NFGC-23-1709[2]	19.40	27.75	8.35	3.01	K2
And[2]	34.60	44.45	9.85	6.18
Including	39.45	39.95	0.50	47.10
Including	40.55	41.40	0.85	24.58
NFGC-23-1721[1]	32.60	43.15	10.55	1.23	K2
NFGC-23-1729[1]	26.75	36.35	9.60	3.39	K2
And[1]	55.20	62.20	7.00	27.49
Including	55.20	55.70	0.50	370.00
NFGC-23-1738[1]	87.00	90.00	3.00	19.19	K2
Including	88.25	90.00	1.75	30.92
And[1]	95.80	107.00	11.20	1.89
NFGC-23-1772[2]	25.00	43.65	18.65	1.55	K2
NFGC-23-1778[1]	17.50	19.50	2.00	12.69	K2
Including	17.50	18.45	0.95	25.90
And[1]	26.50	41.40	14.90	2.92
Including	36.05	36.60	0.55	34.70
NFGC-23-1779[1]	15.95	23.00	7.05	4.51	K2
Including	22.00	23.00	1.00	12.15
NFGC-23-1783[2]	10.40	35.70	25.30	3.48	K2
Including	10.40	11.00	0.60	12.50
Including	12.90	13.20	0.30	42.30
And[1]	55.00	57.40	2.40	21.96
Including	56.00	56.40	0.40	130.50
NFGC-23-1786[1]	29.45	41.70	12.25	8.69	K2
Including	29.45	30.15	0.70	18.54
Including	30.75	31.40	0.65	90.69
Including	32.25	33.25	1.00	13.40
NFGC-23-1861[2]	33.25	44.85	11.60	1.23	K2
NFGC-23-1904[3]	72.35	90.80	18.45	3.14	K2
Including	86.60	87.45	0.85	17.40
And[2]	145.30	162.05	16.75	1.00
NFGC-23-1993[2]	29.45	32.15	2.70	19.41	K2
Including	30.20	30.60	0.40	120.71

Table 1: K2 Drilling Highlights

Note that the host structures are interpreted to be moderately dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

K2 Highlights:

  27.5 g/t Au over 7.00m and 3.39 g/t Au over 9.60m in NFGC-23-1729 and 8.69 g/t Au over 12.25m in NFGC-23-1786 were intersected as part of a program designed to extend a high-grade domain of the K2 structure back to surface and occur between 22-43m from surface, with the reported intercept lengths being close to true width (Figures 1-4).
  Additional near-surface highlight results from ongoing expansion and definition drilling include 3.48 g/t Au over 25.30m and 22.0 g/t Au over 2.40m in NFGC-23-1783, 6.18 g/t Au over 9.85m and 3.01 g/t Au over 8.35m in NFGC-23-1709, 3.14 g/t Au over 18.45m in NFGC-23-1904, and 19.4 g/t Au over 2.70m in NFGC-23-1993. As demonstrated in the long section below in Figure 4, all intervals occur shallowly above 65m vertical depth and demonstrate strong continuity of gold mineralization across the K2 structure.
  K2 is a gold mineralized system made up of multiple structures and crosscutting vein orientations that now spans a mineralized footprint of 490m long x 395m wide. The gold mineralization begins at surface and has been drill-defined down to a maximum vertical depth of 250m (Figures 1-4), where it remains open and untested.
  Much of the gold at K2 is found in the “K2 Main” structure, a low-angle gold-bearing fault zone starting at surface that dips 40° to the south and shares a similar orientation to Keats West. K2 Main is made up of a complex network of associated structures forming a mineralized damage zone that averages 65m in thickness (Figure 3). Today’s highlight intervals in NFGC-23-1729 and NFGC-23-1786 both occur within K2 Main.
  The mineralization style at K2 consists of a series of stockwork and fault-fill style quartz veins with orientations that parallel K2 Main and crosscut it forming a broad domain of gold mineralized brittle faults. Many of these veins start at surface and additional drilling is required to fully define this network (Figure 3).

Melissa Render, VP of Exploration of New Found, stated: “As we continue to expand and target specific areas within the K2 fault network with the drill bit, the results have strengthened and we have identified multiple domains of high-grade gold in addition to broad intersections of gold mineralization. Located 2.2km north of Keats on the west side of the Appleton Fault Zone, K2 and other significant zones such as Keats West and Monte Carlo demonstrate the strong prospectivity of this package of rocks. Characterized by high-grade gold mineralization starting at surface with a shallow dip, this zone is accessible to explore at depth with minimal meters as it remains open and continues to deliver encouraging results.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-1067[1]	207.95	210.50	2.55	2.11	K2
NFGC-23-1434[1]	27.55	29.55	2.00	1.07	K2
And[2]	111.60	117.35	5.75	1.60
NFGC-23-1579[1]	95.05	97.90	2.85	1.23	K2
And[4]	164.65	166.85	2.20	1.01	K2
And[1]	222.70	225.40	2.70	1.33
And[1]	231.65	234.45	2.80	1.37
NFGC-23-1630[1]	58.20	66.10	7.90	4.92	K2
Including	58.20	58.55	0.35	26.50
Including	58.90	59.70	0.80	22.10
And[1]	74.25	80.20	5.95	1.38
And[1]	129.75	153.20	23.45	1.82
And[2]	165.15	168.15	3.00	3.62
Including	167.60	168.15	0.55	18.20
NFGC-23-1631[1]	12.00	14.55	2.55	3.08	K2
NFGC-23-1633[1]	24.55	31.35	6.80	2.91	K2
Including	30.00	30.65	0.65	14.75
NFGC-23-1658[1]	43.35	51.00	7.65	4.16	K2
Including	45.00	45.50	0.50	19.90
And[1]	71.60	74.05	2.45	2.90
NFGC-23-1667[2]	137.00	140.70	3.70	1.40	K2
And[2]	162.90	173.60	10.70	1.65
NFGC-23-1669[1]	65.85	68.75	2.90	1.90	K2
And[1]	75.30	93.15	17.85	2.08
Including	79.45	80.00	0.55	41.70
And[1]	104.20	106.35	2.15	1.94
And[1]	163.40	173.00	9.60	2.49
Including	168.80	169.40	0.60	11.35
NFGC-23-1694[4]	46.10	48.15	2.05	4.71	K2
Including	46.10	46.75	0.65	14.71
And[1]	94.25	101.45	7.20	1.56
And[1]	107.05	109.75	2.70	1.47
And[1]	165.05	167.30	2.25	1.16
And[1]	170.00	172.25	2.25	2.77
And[1]	188.60	193.60	5.00	2.10
And[1]	203.45	210.10	6.65	1.09
NFGC-23-1704[1]	25.55	28.15	2.60	2.98	K2
And[1]	110.25	112.55	2.30	4.51
Including	111.60	112.00	0.40	20.20
And[1]	134.35	137.00	2.65	1.64
NFGC-23-1709[2]	19.40	27.75	8.35	3.01	K2
And[2]	34.60	44.45	9.85	6.18
Including	39.45	39.95	0.50	47.10
Including	40.55	41.40	0.85	24.58
And[2]	49.75	52.00	2.25	7.79
Including	49.75	50.15	0.40	39.00
NFGC-23-1721[1]	32.60	43.15	10.55	1.23	K2
And[1]	49.50	56.90	7.40	1.54
And[1]	64.00	66.00	2.00	1.48
And[1]	92.30	97.80	5.50	1.32
NFGC-23-1729[1]	26.75	36.35	9.60	3.39	K2
And[1]	55.20	62.20	7.00	27.49
Including	55.20	55.70	0.50	370.00
NFGC-23-1738[1]	74.55	78.00	3.45	6.53	K2
Including	76.35	77.00	0.65	11.14
And[1]	87.00	90.00	3.00	19.19
Including	88.25	90.00	1.75	30.92
And[1]	95.80	107.00	11.20	1.89
And[1]	116.00	118.35	2.35	1.18
And[1]	127.85	131.15	3.30	1.17
NFGC-23-1759[2]	25.40	32.95	7.55	1.30	K2
And[1]	45.30	49.55	4.25	1.00
And[1]	50.85	53.10	2.25	1.10
NFGC-23-1772[2]	15.85	18.00	2.15	2.63	K2
And[2]	25.00	43.65	18.65	1.55
NFGC-23-1778[1]	17.50	19.50	2.00	12.69	K2
Including	17.50	18.45	0.95	25.90
And[1]	26.50	41.40	14.90	2.92
Including	36.05	36.60	0.55	34.70
NFGC-23-1779[1]	15.95	23.00	7.05	4.51	K2
Including	22.00	23.00	1.00	12.15
NFGC-23-1783[2]	10.40	35.70	25.30	3.48	K2
Including	10.40	11.00	0.60	12.50
Including	12.90	13.20	0.30	42.30
And[1]	55.00	57.40	2.40	21.96
Including	56.00	56.40	0.40	130.50
NFGC-23-1786[1]	29.45	41.70	12.25	8.69	K2
Including	29.45	30.15	0.70	18.54
Including	30.75	31.40	0.65	90.69
Including	32.25	33.25	1.00	13.40
And[1]	60.00	64.40	4.40	2.04
Including	64.00	64.40	0.40	11.64
NFGC-23-1792[1]	44.15	49.20	5.05	2.85	K2
And[4]	208.00	211.00	3.00	1.86
NFGC-23-1809[1]	8.00	10.10	2.10	1.62	K2
NFGC-23-1836[3]	65.75	68.15	2.40	2.22	K2
NFGC-23-1844[2]	158.35	166.55	8.20	2.14	K2
And[2]	174.10	176.65	2.55	1.30
NFGC-23-1861[2]	33.25	44.85	11.60	1.23	K2
NFGC-23-1904[1]	48.00	50.05	2.05	1.39	K2
And[1]	56.80	64.25	7.45	1.11
And[3]	72.35	90.80	18.45	3.14
Including	86.60	87.45	0.85	17.40
And[1]	100.20	106.50	6.30	1.63
And[2]	119.00	121.00	2.00	1.06
And[2]	145.30	162.05	16.75	1.00
NFGC-23-1940	No Significant Value				K2
NFGC-23-1993[2]	29.45	32.15	2.70	19.41	K2
Including	30.20	30.60	0.40	120.71

Table 2: Summary of composite results reported in this press release for K2.

Note that the host structures are interpreted to be moderately dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-1067	299	-56	287	658738	5429662	K2
NFGC-23-1434	345	-45	152	659045	5429997	K2
NFGC-23-1579	300	-45	299	659125	5429791	K2
NFGC-23-1630	345	-64	176	659018	5429881	K2
NFGC-23-1631	345	-45	100	658855	5429937	K2
NFGC-23-1633	345	-45	135	658880	5429889	K2
NFGC-23-1658	345	-45	129	658985	5429906	K2
NFGC-23-1667	299	-45.5	248	659148	5429834	K2
NFGC-23-1669	1	-45	218	659029	5429847	K2
NFGC-23-1694	0	-60	308	658993	5429823	K2
NFGC-23-1704	5	-50	161	659049	5429902	K2
NFGC-23-1709	110	-60	95	659049	5429903	K2
NFGC-23-1721	0	-45	119	659059	5429944	K2
NFGC-23-1729	0	-45	110	659064	5429990	K2
NFGC-23-1738	0	-45	149	659071	5429933	K2
NFGC-23-1759	0	-45	89	659080	5429987	K2
NFGC-23-1772	345	-45	68	659015	5430046	K2
NFGC-23-1778	345	-45	65	658995	5430046	K2
NFGC-23-1779	345	-45	59	658978	5430069	K2
NFGC-23-1783	20	-50	95	659052	5430044	K2
NFGC-23-1786	75	-45	131	659091	5430008	K2
NFGC-23-1792	10	-45.5	224	658985	5429906	K2
NFGC-23-1809	25	-55	50	659052	5430109	K2
NFGC-23-1836	207	-55	119	658999	5429765	K2
NFGC-23-1844	237	-61	401	658998	5429766	K2
NFGC-23-1861	65	-65	59	658975	5429719	K2
NFGC-23-1904	17	-58	206	658913	5429819	K2
NFGC-23-1940	55	-67	281	658859	5429589	K2
NFGC-23-1993	70	-53	203	658868	5429773	K2

Table 3: Details of drill holes reported in this press release

Queensway 650,000m Drill Program Update

The Company is currently undertaking a 650,000m drill program at Queensway and approximately 7,000m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

Assays are uncut and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver. Samples that reached the upper limit of antimony for this method, were analyzed using atomic absorption spectrometry (ALS method code Sb-AA08).

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated January 31, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $57.3 million as of January 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “demonstrates”, “encouraging”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: January 31, 2024	By:	/s/ Collin Kettell
Chief Executive Officer